PB 1/13/10

09042709

EDSTATES
XCHANGE COMMISSION
:on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Processing Section DEC 30 2009 Washington, DC 120

SEC FILE NUMBER
8- 39947

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/08 (MM/DD/YY) AND ENDING 10/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Bank of Canada Financial Inc.

OFFICIAL USE ONLY
22698
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 East 55th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr Alain Legris (514) 879-5380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE
(Name – *if individual, state last, first, middle name*)

1 Place Ville Marie, Suite 3000	Montreal	Province of Quebec, Canada	H3B 4T9
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 1/14

OATH OR AFFIRMATION

I, Alain Legris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Bank of Canada Financial Inc., as of October 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice-President and Chief Financial Officer

Title

COMMISSAIRE À L'ASSERMENTATION
Hélène Giroux
135,005

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONAL BANK OF CANADA FINANCIAL INC.
AND SUBSIDIARY

(SEC I.D. No. 8-39947)

Consolidated balance sheet as of October 31, 2009
and independent auditors' report
and supplemental report on internal control

Filed pursuant to Rule 17a-5(e)(3) under the *Securities Exchange Act of 1934* as a public document.

NATIONAL BANK OF CANADA FINANCIAL INC. AND SUBSIDIARY

Table of Contents

Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-7115
Fax: 514-390-4111
www.deloitte.ca

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
National Bank of Canada Financial Inc.

We have audited the accompanying consolidated balance sheet of National Bank of Canada Financial Inc. and subsidiary (the "Company") as of October 31, 2009, that you are filing pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934*. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of National Bank of Canada Financial Inc. and subsidiary at October 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP [1]

December 18, 2009

[1] Chartered accountant auditor permit No. 8845

NATIONAL BANK OF CANADA FINANCIAL INC. AND SUBSIDIARY

Consolidated Balance Sheet

As of October 31, 2009
(in thousands of U.S. dollars)

	$
Assets	
Cash and cash equivalents (Note 14)	28 414
Cash deposits with clearing broker	200
Amounts receivable from clients (Note 4)	1
Amounts receivable from brokers and dealers (Notes 4 and 5)	1 104
Amounts receivable from related parties (Note 5)	28 414
Amounts receivable - other	3 631
Income taxes receivable	522
Securities owned (Notes 13 and 14)	283 411
Senior note receivable (Notes 6 and 14)	220
Subordinated note receivable (Notes 6 and 14)	167
Available-for-sale securities (Notes 12 and 14)	313
Furniture, equipment and leasehold improvements (Note 7)	324
Deferred income taxes (Note 8)	19 548
Other deposits (Note 9)	1 188
Other assets	19
	367 476
Liabilities	
Amounts payable to clients (Note 4)	408
Amounts payable to brokers and dealers (Note 4)	697
Amounts payable to related parties (Note 5)	159 467
Amounts payable - other	10 722
Securities sold short (Notes 13 and 14)	1
	171 295
Non-controlling interest	9 989
Preferred capital stock issued by a subsidiary	12 406
	22 395
Commitments (Note 9)	
Stockholder's equity (Note 15)	173 786
	367 476

See notes to the consolidated balance sheet.

(in thousands of U.S. dollars)

1. Description of Business

National Bank of Canada Financial Inc. (the "Company") is a Delaware corporation, a registered broker-dealer under the *Securities Exchange Act of 1934* as well as a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in agency transactions with institutional clients and brokers and proprietary trading on active financial markets. The Company is ultimately wholly-owned by National Bank of Canada.

2. Significant Accounting Policies

New Accounting Pronouncements

Statement of Financial Accounting Standards (SFAS) No. 168 – The Financial Accounting Standards Board ("FASB") Accounting Standards Codification and the Hierarchy of GAAP was effective for interim and annual reporting periods ending after September 15, 2009. This standard establishes the FASB Accounting Standards Codification (ASC or the "Codification") as the source of authoritative accounting principles in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. New accounting standards will be issued as Accounting Standards Updates which will serve to update the Codification. The adoption of the Codification changed the Company's references to GAAP standards but did not have an impact on the Company's consolidated financial position, results of operations, or cash flows. This standard is part of ASC 105 – GAAP.

In December 2007, the FASB issued Statement SFAS 141 (Revised 2007), (ASC 805 – Business Combinations). ASC 805 retains the underlying concepts of SFAS No. 141 in that business combinations are still accounted for at fair value. However, the accounting for certain other aspects of business combinations will be affected. Acquisition costs will generally be expensed as incurred. Restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date. In-process research and development will be recorded at fair value as an indefinite-lived intangible at the acquisition date until it is completed or abandoned and its useful life can be determined. Changes in deferred tax asset valuation allowances and uncertain tax positions after the acquisition date will generally impact income tax expense. ASC 805 also expands required disclosures surrounding the nature and financial effects of business combinations. ASC 805 is effective, on a prospective basis, for the Company in the first quarter of fiscal 2010.

In December 2007, the FASB issued Statement No. 160, Non-controlling Interests in Consolidated Financial Statements (ASC 810 – Consolidation). This statement is effective for the Company's fiscal year beginning November 1, 2009. This statement amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, by establishing financial statement presentation and disclosure requirements for reporting non-controlling ownership interests. ASC 810 also establishes consistent accounting methods for changes in ownership interest and for the valuation of retained non-controlling investments upon deconsolidation. The Company is currently evaluating the impact of the adoption of ASC 810 on its consolidated financial statements.

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities of which SFAS is now a sub-topic within ASC 815. This Statement is effective for the Company's fiscal year beginning November 1, 2009. This statement amends the disclosure requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, by

(in thousands of U.S. dollars)

2. Significant Accounting Policies (Continued)

New Accounting Pronouncements (Continued)

requiring qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and gains and losses on derivative instruments, and disclosures about credit-risk related contingent features in derivative agreements. ASC 815 does not require any new derivative or hedging measurements. The Company is currently evaluating the impact of the adoption of ASC 815 on its consolidated financial statements.

ASC 855, Subsequent Events (formerly SFAS No. 165), was issued in May 2009, effective for interim and annual periods ending after June 15, 2009 and extends disclosure requirements of subsequent events to include the date through which subsequent events have been evaluated for adjustment to or disclosure in financial statements and the basis for that date. The date to be used will represent either the date the financial statements were issued "or the date such financial statements were available to be issued". ASC 855 defines date issued "as the date when financial statements are widely distributed to shareholders and other financial statement users for general use and reliance in a form and format that complies with the Codification" and defines available to be issued "as financial statements that are complete in a form and format that complies with the Codification and all approvals necessary for issuance have been obtained". The Company is required to evaluate subsequent events through the date its financial statements are issued. Adoption of ASC 855 did not have a material effect on the Company's consolidated financial statements.

ASC 860, Transfers and Servicing, incorporates former SFAS No. 166, Accounting for Transfers of Financial Assets, an amendment of FASB No. 140, which was issued in June 2009 and will be effective for interim and annual periods beginning after January 1, 2010. These pending provisions of ASC 860 will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. The concept of a qualifying special-purpose entity ("SPE") is eliminated under these pending provisions of ASC 860, which also changes the requirements for derecognizing financial assets and requires additional disclosures. Management is assessing the potential impact of adopting these pending provisions of ASC 860 on the Company's consolidated financial statements.

ASC 810, Consolidations, incorporates former SFAS No. 167, Amendments to FASB Interpretation No. 46(R). These pending provisions of ASC 810 revise former FASB Interpretation No. 46 (Revised December 2003), Consolidation of Variable Interest Entities, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) and therefore should be consolidated. Consolidation of Variable Interest Entities ("VIE's") would be based on the target entity's purpose and design as well as the reporting entity's ability to direct the target's activities, among other criteria. SFAS No. 167 was issued in June 2009 and will be effective for interim and annual periods beginning after January 1, 2010. Management is assessing the potential impact of adopting these pending provisions of ASC 810 on the Company's consolidated financial statements.

In August 2009, the FASB issued ASU No. 2009-05, "Measuring Liabilities at Fair Value" ("ASU 2009-05"), codified primarily in ASC 820. ASU 2009-05 provides clarification and guidance regarding how to value a liability when a quoted price in an active market is not available for that liability. ASU 2009-05 is effective for the first reporting period (including interim periods) beginning

(in thousands of U.S. dollars)

2. Significant Accounting Policies (Continued)

New Accounting Pronouncements (Continued)

after issuance (October 1, 2009 for the Company), and adoption is not expected to have a significant impact on the Company's consolidated financial statements.

Principles of Consolidation

The accompanying consolidated financial statements primarily include the results of operations of the Company and NBF Securities (USA) Corp. ("USA Corp."), a registered broker-dealer under the *Securities Exchange Act of 1934* owned at 77.16%. All material intercompany balances and transactions have been eliminated upon consolidation.

The Company files a non-consolidated statement of financial condition with the FINRA for its Part II Focus filing purposes. Accordingly, the accounts of USA Corp. are not included in the Focus report filed with the FINRA. The assets, liabilities and stockholders' equity of USA Corp. as of October 31, 2009 are as follows:

	$
Total assets	**41 513**
Total liabilities	**4 128**
Stockholders' equity	**37 384**

The parent company of the Company is National Bank of Canada Financial Group Inc.

Basis of Accounting

Customer securities transactions are recorded on a settlement date basis, with related revenue and expenses recorded on a trade date basis.

Proprietary securities transactions in regular way trades are recorded on a trade date basis as if they had been settled. Profit and loss arising from securities transactions are recorded on a trade date basis.

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments in money market instruments with original maturities of three months or less.

Securities Owned and Sold Short

Securities owned and securities sold short are recorded at market value. Market value is determined according to market prices for listed shares, fixed income securities and listed derivative instruments, which are essentially futures contracts. The valuation of the over-the-counter fixed income securities is subject to, among others, security liquidity, the extent of the bid-ask spread, and the current return.

2. Significant Accounting Policies (Continued)

Securities Owned and Sold Short (Continued)

Changes in the market value are reflected in the consolidated statement of earnings in the period in which they occur.

Available-for-Sale Securities

Available-for-sale securities have been recognized at fair value. Unrealized gains and losses related to available-for-sale securities are recognized, net of income taxes in Accumulated Other Comprehensive Income (Loss). In the event of disposal, the realized gains or losses, determined on an average cost basis, are reclassified to Other revenues in the Consolidated Statement of Earnings (Loss).

Available-for-sale securities are measured periodically to determine whether there is objective evidence of impairment. When making this valuation, the Company takes into account the duration and the materiality of the impairment in relation to its cost or amortized cost, the financial condition and prospects of the issuer as well as the Company's ability and intent to hold the investment until it recovers its fair value. For available-for-sale securities, if there is objective evidence of impairment and that the decline in fair value below its cost or amortized cost is other than temporary, the accumulated loss previously recorded in Other Comprehensive Income (Loss) is reclassified to Other revenues in the Consolidated Statement of Earnings (Loss) and Comprehensive Income (Loss).

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives based on the straight-line method and the following annual periods:

Furniture and communication equipment	5 years
Computer equipment and software	2 or 3 years
Leasehold improvements	Lesser of terms of leases or estimated useful life

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes (which incorporates formerly SFAS No. 109 and FIN No. 48). "Income Taxes," which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions recognized in the financial statements, prescribing a "more likely than not" threshold and measurement attribute for recognition in the financial statements of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

2. Significant Accounting Policies (Continued)

Fair Value

As at October 31, 2009, substantially all of the Company's consolidated assets and liabilities, including financial instruments, were carried at fair value based on market prices, as published by exchanges and clearinghouses, or were assets which are short-term in nature (cash and cash equivalents and amounts receivable from related parties) and were carried at amounts that approximate fair value.

The Company applies the fair value hierarchy of ASC 820, Fair Value Measurements and Disclosures (formerly SFAS No. 157), to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3 Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

Financial instruments owned and financial instruments sold, but not yet purchased, except forward currency contracts, which are classified as Level 2 financial instruments, are classified within Level 1 of the fair value hierarchy. Level 1 financial instruments, which are valued using quoted market prices as published by exchanges and clearing houses or otherwise broadly distributed in active markets, include U.S. government and sovereign obligations, active listed securities, options, futures, options on futures and corporate debt securities. The Company does not adjust quoted prices for Level 1 financial instruments, even in the event that the Company may hold a large position whereby a purchase or sale could reasonably impact quoted prices. Currency forward contracts are classified as Level 2 financial instruments as such instruments are not exchange-traded.

2. Significant Accounting Policies (Continued)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end exchange rates.

Derivative Financial Instruments

Derivative financial instruments represent interest rate futures, interest rate swaps and equity and bond options, which are recognized in the Consolidated Balance Sheet at market value. Quoted market prices are used as the basis to determine the fair market value of derivatives held for trading. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, quoted prices of instruments with similar characteristics or discounted cash flows. The resulting gains and losses are recognized in earnings during the period in which they occur.

Use of Estimates

The preparation of its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash Segregated Under Federal and Other Regulations

Rule 15c3-3 of the Securities Exchange Act of 1934 specifies when broker-dealers carrying customer accounts may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of customers. As at October 31, 2009, the Company had a balance of nil in the special reserve account.

Cash of nil has been segregated under the *Commodity Exchange Act*.

4. Amounts Receivable From or Payable to Clients and Brokers and Dealers

The Company monitors the credit standing of each of the customers and counterparts with which it conducts business. Client trades are settled in cash against delivery of securities.

Institutional client securities transactions with the Company are cleared by National Bank Financial Inc. ("NBFI"), a company ultimately under common control.

Amounts receivable from and payable to clients and brokers and dealers are due by the settlement date of the related trade transactions.

(in thousands of U.S. dollars)

5. Related Party Transactions

At the end of the year, amounts receivable from and payable to related parties are as follows:

	$
Ultimate parent company	
Amounts payable to related parties	**368**
Amounts payable to related parties bearing interest at Libor plus 0.25% and payable on demand	**156 004**
NBFI	
Amounts receivable from related parties	**28 414**
Amounts receivable from brokers and dealers	**1 104**
Parent company	
Amounts payable to related parties	**341**
NBF International Holdings Inc.	
Amounts payable to related parties	**306**
NBF Private Equity Holdings Inc.	
Amounts payable to related parties	**2 448**

(in thousands of U.S. dollars)

6. Senior and Subordinated Notes Receivable

The senior and subordinated notes receivable have been recorded at cost less any principal repayments.

The conditions of these instruments are as follows:

	Maturity	Interest rate	Estimated fair value
			$
Senior note receivable	October 6, 2011	Greater of 7.4% or prime plus 1%, up to a maximum of 9.4% per annum	236
Subordinated note receivable	October 6, 2011	6.5%	194

Estimated fair value is calculated based on net present value of cash flows.

Subject to the applicable regulation of FINRA, the Borrower shall pay a percentage of its net income on an annual basis to the Company, as payment of the unpaid principal of the senior note calculated as per the terms of the senior note agreement.

All claims of the Company to principal, interest and any other amounts at any time owed under the subordinated note agreement are subordinated in right of payment to the prior payment in full of all other of the borrower's indebtedness.

7. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following:

	$
Furniture and fixtures	**2 323**
Computer equipment	**1 681**
Leasehold improvements	**9 246**
Communication equipment	**181**
Computer software	**499**
Other	**126**
	14 056
Accumulated depreciation	**(13 732)**
	324

(in thousands of U.S. dollars)

8. Income Taxes

The Company is included in the consolidated federal income tax return filed by the parent company. However, the consolidated federal income tax return does not include its subsidiary. The Company is included in a combined state income tax return with the parent company and certain other subsidiaries of the parent company. Federal, state and local taxes have been provided for in these consolidated financial statements based on separate entity income at the effective income tax rate of the Company.

Deferred income taxes are recognized for the tax consequences, in future years, of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when it is necessary to reduce deferred tax assets to the amount expected to be realized.

The Company implemented FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 provides specific guidance on the recognition, de-recognition, measurement and disclosure of income tax positions in financial statements, including the accrual of related interest and penalties. Under FIN 48, income tax benefits are recognized and measured based on a two-step model: (i) a tax position must be more-likely-than-not of being sustained where "more-likely-than-not" means a likelihood of more than 50%, and (ii) the benefit is measured as the dollar amount of the position that is more-likely-than-not of being realized upon ultimate settlement with a taxing authority. The difference between the tax benefit recognized in accordance with the FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit ("UTB"). A reconciliation of the change in the UTB balance (excluding any related accrual for interest) from October 31, 2008 to October 31, 2009 is as follows:

	$
Unrecognized Tax Benefits as at October 31, 2008	**4 509**
Add: Increases related to positions taken during prior years	-
Add: Increases related to positions taken during current year	-
Less: Decreases related to positions taken during prior years	**(1 902)**
Unrecognized Tax Benefits as at October 31, 2009	**2 607**

As at October 31, 2009, the balances of the Company's UTBs, excluding any related accrual for interest, were $6,400, of which $2,607, if recognized, would affect the Company's effective tax rate. It is difficult to project how unrecognized tax benefits will change over the next year.

The net operating loss of the current year may be carried forward for ten years in the state of California, and for twenty years in the state of New York, as well as for federal taxation purposes. Federal net operating loss carry forward benefits begin to expire in the years 2020 through 2028.

(in thousands of U.S. dollars)

9. Commitments

As at October 31, 2009, the Company is committed under operating leases for office facilities and computer equipment. The future commitments are as follows for the years ending October 31:

	$
2010	4 272
2011	3 225
2012	3 374
2013	3 374
2014	2 926
Thereafter	971
Total minimum lease payments	**18 142**

The Company has segregated cash deposits in the bank to fully collaterize the obligations under two of its office leases. Rental deposits of $260 for a domestic lease and of $909 for a foreign lease were included in other deposits in the Consolidated Balance Sheet as at October 31, 2009.

10. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintains minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. As at October 31, 2009, the Company had net capital deficiency of $171,532. At the beginning of November 2009, securities owned previously categorized as allowable assets were disallowed by FINRA following an audit. This situation put the Company in deficiency of capital. On November 6, 2009, the parent company of the Company injected $220,000 in the paid-in capital of the Company in order to rectify the net capital deficiency. On December 11, 2009, the Company completed the sale of the securities portfolio that caused the capital deficiency.

(in thousands of U.S. dollars)

11. Contingencies

Under a risk participation agreement, the Company guarantees the principal amount of all outstanding advances under a revolving credit facility of a third party to a maximum of $17.

The Company has been named as a defendant in legal matters. In the opinion of management, the ultimate resolution of such matters will not have a materially adverse effect on the Company's consolidated financial statements.

12. Available-for-Sale Securities

The gross unrealized gains (losses) are presented in the table below:

	Unamortized cost	Gross unrealized gains	Gross unrealized losses	Carrying value
	$	$	$	$
Equity securities	330	-	(17)	313
	330		(17)	313

Financial assets classified as available for sale are measured periodically to determine whether there is objective evidence of an other-than-temporary impairment in value. Gross unrealized losses on equity securities are mainly caused by market price fluctuations. The Company has the ability and intent to hold these securities for a period of time sufficient to allow for any recovery of their fair value. As at October 31, 2009, the Company concluded that the gross unrealized losses were temporary.

Available-for-Sale Securities Presented at Cost

The Company holds equity securities that are classified as available for sale but are presented at cost because they are not traded in an active market. These available-for-sale securities presented at cost in the Consolidated Balance Sheet totaled $302

(in thousands of U.S. dollars)

13. Financial Instruments and Risk Management

Position risk

The position risk of the Company corresponds to the risk that fluctuations in the prices of securities and in interest rates result in losses. The risk related to the fluctuation in the prices of securities represents the loss the Company might incur due to changes in the fair value of a given instrument. Interest rate risk corresponds to the possible effect of fluctuations in interest rates on the Company's earnings and the return on stockholder's equity. The Company protects itself against these risks through hedging techniques, futures contracts, interest rate swaps and market exposure limits.

As at October 31, 2009, the nature of the securities owned and sold short is as follows:

	Securities owned	Securities sold short
	$	$
Stock	283 410	1
Options	-	-
Future	1	-
	283 411	**1**

Credit risk and credit risk concentration

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the Company. The Company attempts to limit credit risk by dealing with counterparties it deems creditworthy, setting limits to transactions with counterparties, requiring adequate and satisfactory guarantees, ensuring compliance with master netting agreements and monitoring daily credit risks and guarantees.

Credit risk concentration arises when the Company grants loans to a single debtor or group of debtors with similar characteristics such that a change in economic or other circumstances could have the same impact on their ability to honour their obligations. The Company's greatest concentration of counterparty risk includes dealers and institutional clients. This concentration arises in the normal course of the Company's business and management does not believe it to be unusual. As at October 31, 2009, the Company's greatest concentration of credit risk is from a position taken for its own account as assets held for trading, which amounted to $27,939.

14. Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value, as defined below. Securities owned and securities sold, but not yet purchased, are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent securities and valuation pricing models. Assets, which are recorded at contracted amounts approximating fair value, consist largely of amounts receivable from clients, brokers and dealers, related parties, other receivables and other deposits. Similarly, the Company's short-term liabilities, consisting of amounts payable to clients, brokers and dealers, related parties and other payables are recorded at contracted amounts approximating fair value.

These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, are not materially affected by changes in interest rates.

The fair values of the senior note receivable and subordinated note receivable are disclosed in Note 6 to the Consolidated Financial Statements.

Fair Value Measurement – Definition and Hierarchy

The Company adopted the provisions of FASB No. 157 effective November 1, 2008. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. FASB No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels based on transparency of inputs as follows:

Level 1 Inputs are quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data be correlation or other means.

Level 3 One or more significant inputs used in a valuation technique are unobservable for the instruments.

(in thousands of U.S. dollars)

14. Fair Value of Financial Instruments (Continued)

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. Valuation adjustments that may be made to ensure that financial instruments are reported at fair values include:

- Credit valuation adjustments that represent the estimated fair value of the credit risk of the external counterparties.
- Credit valuation adjustments to reflect the Company's credit quality in the valuation of the Company's liabilities.
- Liquidity adjustments for financial instruments that are not quoted in an active market when the Company believes that the amount realized on sale may be less than the estimated fair value due to low trading volumes.
- Model and parameter adjustments to reflect the impact of use of unobservable model inputs. These adjustments are necessary when instruments are valued using model inputs which are not observable and are subject to significant management judgment.

The following table presents the financial instruments measured at fair value on a recurring basis as at October 31, 2009, categorized by the valuation hierarchy set out in FASB No. 157:

	Fair value measurements using			
	Level 1	Level 2	Level 3	Assets / liabilities at fair value
	$	$	$	$
Financial assets				
Cash and cash equivalents	8 499	-	-	**8 499**
Securities owned	283 411	-	-	**283 411**
Available-for-sale securities	11	-	-	**11**
	291 921	-	-	**291 921**
Financial liabilities				
Securities sold short	1	-	-	**1**
	1	-	-	**1**

(in thousands of U.S. dollars)

15. Stockholder's Equity (In U.S.dollars)

	$
Common stock, par value $0.01 per share:	
3,000 shares authorized	
1,000 issued and outstanding	**10**
Additional paid-in capital	**236 094 089**
Accumulated deficit	**(62 298 327)**
Accumulated other comprehensive loss, net of income taxes	**(11 167)**
	173 784 605

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-7115
Fax: 514-390-4111
www.deloitte.ca

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

National Bank of Canada Financial Inc.

In planning and performing our audit of the consolidated financial statements of National Bank of Canada Financial Inc. (the "Company") as of and for the year ended October 31, 2009 (on which we issued our report dated December 18, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. On November 6, 2009 the Company issued a letter notifying the SEC of the following material weakness that occurred during the year ended October 31, 2009: The Company had a material weakness related to the categorization of allowable assets for net capital purposes. The Company is required to maintain a minimum net capital requirement, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. On October 31, 2009 inventory holdings previously categorized as allowable assets were re-characterized as non-allowable assets which resulted in a net capital deficiency. On November 9, 2009, the Company's parent took appropriate corrective action and infused additional capital to meet the minimum net capital requirement.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended October 31, 2009 of the Company and this report does not affect our report on such financial.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP[1]

December 18, 2009

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[1] Chartered accountant auditor permit No. 8845